Filed Pursuant to Rule 433
Registration No. 333-150448

First Horizon National Corporation
$500,000,000

5.375% Fixed Rate 5-Year Senior Notes Due December 15, 2015

Terms and Conditions

Issuer:	First Horizon National Corporation

Expected Ratings[1]:	Baa1 / BBB- / BBB+ (Negative/Negative/Stable)(Moody’s/S&P/Fitch)

Security Type:	Senior Notes

Trade Date:	December 15, 2010

Settlement Date:	December 20, 2010 (T+3 days)

Maturity:	December 15, 2015

Par Amount:	$500,000,000

Benchmark Treasury:	1.375% due November 30, 2015

Benchmark Treasury Price and Yield:	96-22 3/4; 2.077%

Re-offer Spread to Benchmark:	+337.5 bps

Re-offer Yield:	5.452%

Coupon:	5.375%

Public Offering Price:	99.669%

Underwriters’ Commission:	0.400%

Net Proceeds:	$496,345,000 (before expenses)

Interest Payment Dates:	Interest on the notes is payable on the 15th of each December and June, beginning June 15th, 2011. If the interest payment date falls on a day that is not a Business Day, interest will be paid on the next succeeding Business Day.

Day Count:	30 / 360, Following unadjusted

Redemption:	The notes may not be redeemed prior to maturity

Listing:	The notes will not be listed on any exchange

Minimum Denominations / Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	320517AA3

ISIN:	US320517AA30

Joint Book-Running Managers:	Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Morgan Stanley & Co. Incorporated
FTN Financial Securities Corp.

Co-Managers:	Deutsche Bank Securities Inc.
RBC Capital Markets, LLC
UBS Securities LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, Goldman Sachs & Co. at 1-866-471-2526, J.P. Morgan Securities LLC at 1-212-834-4533, Morgan Stanley & Co. Incorporated at 1-866-718-1649 or FTN Financial Securities Corp. at 1-800-456-5460.

[1]	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.